

August 24, 2011

<u>Via E-Mail</u>
Qingtao Xing
President and Chief Executive Officer
Shiner International, Inc.
19/F, Didu Building, Pearl River Plaza, No. 2 North Longkun Road
Haikou, Hainan Province, China 570125

> **Re: Shiner International, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed June 23, 2011**
> **File No. 333-172455**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2011**
> **Filed August 15, 2011**
> **File No. 001-33960**

Dear Mr. Xing:

We have reviewed your filings and response letter dated August 8, 2011 and have the following comments.

Form S-1

<u>Documents Incorporated by Reference, page 14</u>

1. Please update your list of documents incorporated by reference with your next amendment.

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

<u>Item 4. Controls and Procedures, page 34</u>

2. We note your statement that your chief executive officer and your chief financial officer "concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's periodic SEC filings," which appears to be loosely based upon the definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e).   Please amend your Form 10-Q to state simply the effectiveness conclusion without reference to this definition or do so with a full and accurate reference to the rule.

You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or, in his absence, John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Via E-Mail
        Jacquelyn A. Hart, Esq.
        Stevens & Lee, P.C.
        111 N. Sixth Street
        Reading, PA 19603